March 16, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Dana M. Hartz

Re:          Ironwood Pharmaceuticals, Inc.

Form 8-K filed March 9, 2011 (File No. 001-34620)

Dear Ms. Hartz,

We are writing in response to the comment letter, dated March 11, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Item 4.02 Form 8-K, File No. 001-34620, filed on March 9, 2011 by Ironwood Pharmaceuticals, Inc., a Delaware corporation (“we” or “us”).  The following is the Staff’s comment in the Comment Letter, followed by our response.

1.     Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions regarding disclosure controls and procedures, specific to the applicable period affected by your decision to restate, in light of the error that you have described.

Response: We have evaluated our disclosure under Item 4 in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (our “Third Quarter 10-Q”).  Our decision to reclassify the approximately $2.9 million income tax benefit related to continuing operations was made in connection with our preparation of our Annual Report on Form 10-K for the year ended December 31, 2010.  We continue to believe that, as of September 30, 2010, our disclosure controls and procedures were effective at the reasonable assurance level in ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  The support for that conclusion includes the following factors: (1) the Third Quarter 10-Q contained appropriate disclosures for the sale of our subsidiary, Microbia, Inc. (“Microbia”) in footnote 2 under “Sale of Subsidiary and Discontinued Operations”,  “Noncontrolling Interest” and

“Income Taxes”; (2) in connection with the preparation of the Third Quarter 10-Q, we evaluated the potential tax consequences of the sale of Microbia and concluded that there was no impact on our consolidated tax provision and that the potential impact on the availability and use of certain net operating losses related to Microbia was expected to be immaterial; (3) in light of this conclusion, we did not perform, and as a result did not disclose, a tax provision and rate reconciliation, neither of which are required in condensed consolidated financial statements required in a Quarterly Report on Form 10-Q; and (4) we included the following disclosure in the financial statements included in the Third Quarter 10-Q: “The Company is currently evaluating the impact the sale of Microbia will have on its tax attributes.”

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Please be advised that, in connection with the Comment Letter and our response thereto, we hereby acknowledge the Staff’s position that: (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment.  Should you have any questions relating to any of the foregoing, please feel free to contact Rob Solomon (Senior Director of Financial Reporting) at (617) 621-8411 or Mark Gaffney (Corporate Counsel) at (617) 768-2669.

Regards,

IRONWOOD PHARMACEUTICALS, INC.

/s/ Halley E. Gilbert
Halley E. Gilbert
Vice President, Legal Affairs and General Counsel